PROSPECTUS / APRIL 30, 2009

Legg Mason Partners
Variable Global High
Yield Bond Portfolio
Class I Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

The fund’s investment manager is Legg Mason Partners Fund Advisor, LLC; a subsidiary of Legg Mason, Inc.

Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

This table sets forth the estimated fees and expenses you may pay if you invest in Class I shares of the fund, and, unless otherwise indicated, reflects expenses incurred by the fund during its fiscal year ended December 31, 2008. Expenses may vary in the future.

The Fee table and expense example do not reflect expenses incurred from investing through a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If they did, the returns would be lower and overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in Class I shares of the fund is presented in the contract prospectus through which the Class I shares of the fund are offered to you.

SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)
Maximum sales charge (load) on purchases	None

Maximum deferred sales charge (load) on redemptions	None

AVERAGE FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)
Management fees[1]	0.80%

Distribution and service (12b-1) fees	None

Other expenses[2]	0.19%

Total annual fund operating expenses[3]	0.99%

Example

This example helps you compare the costs of investing in Class I shares of the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example does not reflect expenses incurred for investing in a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the fund for the period shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange

2 ï Legg Mason Partners Funds

Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends without a sales charge

•	The fund’s operating expenses (before voluntary fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class I (with or without redemptions)	$101	$315	$547	$1,213

[1]	The fund has a management fee schedule that reduces the management fee rate as assets increase as follows: 0.800% on assets up to and including $1 billion; 0.775% on assets over $1 billion and up to and including $2 billion; 0.750% on assets over $2 billion and up to and including $5 billion; and 0.700% on assets over $5 billion.

[2]	The amount set forth in “Other Expenses” has been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by Class I shares going forward.

[3]	Because of a voluntary expense cap, actual total annual operating expenses are not expected to exceed 1.00% for Class I shares. This voluntary expense cap does not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time. In order to implement this voluntary expense cap, the manager will, as necessary, forgo management fees or reimburse operating expenses. The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary expense cap. The Board has been apprised of the voluntary expense cap and recapture arrangement.

Legg Mason Partners Variable Global High Yield Bond Portfolio Class I Shares ï 3

PROSPECTUS / APRIL 30, 2009

Legg Mason Partners
Variable Global High Yield
Bond Portfolio
Class II Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

The fund’s investment manager is Legg Mason Partners Fund Advisor, LLC; a subsidiary of Legg Mason, Inc.

Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

This table sets forth the estimated fees and expenses you may pay if you invest in Class II shares of the fund, and, unless otherwise indicated, reflects expenses incurred by the fund during its fiscal year ended December 31, 2008. Expenses may vary in the future.

The Fee table and expense example do not reflect expenses incurred from investing through a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If they did, the returns would be lower and overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in Class II shares of the fund is presented in the contract prospectus through which the Class II shares of the fund are offered to you.

SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)
Maximum sales charge (load) on purchases	None

Maximum deferred sales charge (load) on redemptions	None

AVERAGE FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)
Management fees[1]	0.80%

Distribution and service (12b-1) fees	0.25%

Other expenses	0.16%

Total annual fund operating expenses[2]	1.21%

Example

This example helps you compare the costs of investing in Class II shares of the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example does not reflect expenses incurred for investing in a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the fund for the period shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange

2 ï Legg Mason Partners Funds

Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends without a sales charge

•	The fund’s operating expenses (before voluntary fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class II (with or without redemptions)	$123	$384	$665	$1,465

[1]	The fund has a management fee schedule that reduces the management fee rate as assets increase as follows: 0.800% on assets up to and including $1 billion; 0.775% on assets over $1 billion and up to and including $2 billion; 0.750% on assets over $2 billion and up to and including $5 billion; and 0.700% on assets over $5 billion.

[2]	Because of a voluntary expense cap, actual total annual operating expenses are not expected to exceed 1.25% for Class II shares. This voluntary expense cap does not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time. In order to implement this voluntary expense cap, the manager will, as necessary, forgo management fees or reimburse operating expenses. The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary expense cap. The Board has been apprised of the voluntary expense cap and recapture arrangement.

Legg Mason Partners Variable Global High Yield Bond Portfolio Class II Shares ï 3

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
March 31, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:	Legg Mason Partners Variable Income Trust (filing relates to Legg Mason Partners Variable Global High Yield Bond Portfolio (the “Fund”)) (File Nos. 33-40603 and 811-6310)
Ladies and Gentlemen:
On behalf of Legg Mason Partners Variable Income Trust, a Maryland business trust (the “Trust”), we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in the Fund’s prospectus. The Fund’s prospectus was included in Post-Effective Amendment No. 48 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 6, 2009.
We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Fund in accordance with the Staff’s comments provided by Valerie Lithotomos in February 2008 in connection with Post-Effective Amendment No. 94 to the registration statement for Legg Mason Partners Income Trust.
The Amendment was filed to reflect the appointment of an additional subadviser for the Fund and to make other updating and conforming changes. The Registrant expects to file to delay the effectiveness of the Amendment until April 30, 2009.
Please call Barry Hurwitz at (617) 951-8267, Michelle Cirillo at (617) 951-8029 or the undersigned at (617) 951-8460 with any comments or questions relating to the filing.
Sincerely,
/s/ Alisha Telci
Alisha Telci